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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-23378
CUSIP NUMBER —

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Thermadyne Holdings Corporation
Full Name of Registrant

Former Name if Applicable

16052 Swingley Ridge Road, Suite 300
Address of Principal Executive Office (Street and Number)

Chesterfield, Missouri 63017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

On August 3, 2006, Thermadyne Holdings Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.  As previously disclosed in its filings with the Commission, the Company’s identification of material weaknesses in its internal controls over financial reporting resulted in the Company not being able to timely file these reports and required the Company to undertake a restatement of its consolidated financial statements for the seven months ended December 31, 2003, the year ended December 31, 2004, each of the quarters of 2004 and each of the first three quarters of 2005 to correct errors in accounting for certain income tax matters, foreign currency translation, certain foreign business units and miscellaneous other matters.  These material weaknesses are disclosed in the Company’s Annual Reports on Form 10-K for the years ended December 31, 2005 and 2004 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, September 30, 2005, June 30, 2005 and March 31, 2005.

As reported in the Company’s Current Reports on Form 8-K filed with the Commission on July 19, 2006 and August 3, 2006, as amended on August 7, 2006, the Company’s former independent registered public accounting firm, Ernst & Young LLP (“Ernst & Young”) informed the Company on July 13, 2006 of its intent to resign, effective upon the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.  The resignation was not a result of any disagreements (as described under Item 304(a)(1)(iv) of Regulation S-K) between Ernst & Young and the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedures.  The Company’s Audit Committee has commenced the process of selecting an independent registered public accounting firm to replace Ernst & Young.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2006 by the August 9, 2006 deadline because it has only recently completed its audited financial statements as of and for the year ended December 31, 2005, its unaudited financial statements for the quarter ended March 31, 2006 and its restatement of prior period financial statements, as noted above.  Furthermore, the Company is in the process of searching for a new independent registered public accounting firm since Ernst & Young’s recent resignation.  Thus, the Company was unable to complete its unaudited financial statements for the quarter ended June 30, 2006 in order to timely file its Quarterly Report on Form 10-Q for this period.

The Company continues its efforts to complete its financial statements for the quarter ended June 30, 2006 and intends to file its Quarterly Report on Form 10-Q for this period as soon as these financial statements are complete.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Patricia S. Williams	636	728-3133
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Thermadyne Holdings Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2006	By	/s/ Patricia S. Williams
Patricia S. Williams Vice President, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).